Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”) 110 Yonge

Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

May 15, 2024.

Item 3 News Release

The press release attached as Schedule “A” was released on May 15, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

May 15, 2024.

Bitfarms Reports First Quarter 2024 Results

- Revenue of $50 million, up 9% Q/Q and 67% Y/Y -

- Gross mining margin of 59%, up from 52% in Q4 2023 & 41% in Q1 2023 -

- Secured additional 24,000 miners in March, increasing total delivery to 88,000 in 2024 -

- Current hashrate of 7.0 EH/s, up from 6.5 EH/s at year end -

- On track to achieve guidance of 21 EH/s and 21 w/TH in 2024 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (May 15, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global Bitcoin vertically integrated company, reported its financial results for the first quarter ended March 31, 2024. All financial references are in U.S. dollars.

Executing the expansion and transformative fleet upgrade, Bitfarms has realized notable efficiency gains and is progressing toward 2024 guidance of 21 EH/s and 21 w/TH, representing a 223% hashrate increase and 40% efficiency improvement. This would be the strongest growth and efficiency gains in both the Company’s history and among publicly-traded Bitcoin mining peers this year.

In addition, the Company recently doubled its contracted power capacity at its Yguazu site, in Paraguay, from 100 MW to 200 MW of stable, low-cost, sustainable hydropower. This will increase Bitfarms total megawatts under management by 23%, from 428 MW at year-end 2024 to 528 MW in 2025, and will provide significant capacity for growth.

“These strategic actions position us well to drive significant organic growth and capture a greater share of the global demand for Bitcoin,” said Ben Gagnon, Bitfarms Chief Mining Officer. “Our growth is gaining momentum. We are currently at 7 EH/s and on track to achieve 12 EH/s and 25 w/TH in Q2 2024. Our miner upgrades have improved overall fleet efficiency from 35 w/TH to 31 w/TH, including the 51% combined efficiency improvement at our Garlock and Farnham facilities in Quebec. Ongoing miner installations are expected to contribute to progressively lower corporate w/TH and dramatically lower production costs, which would make Bitfarms one of the most efficient Bitcoin miners by year-end 2024.”

In April, Bitfarms received confirmation from the Canadian tax authorities that $24 million in previously paid value added taxes (VAT) will be refunded as will future payments. With the recoverability of the VAT, the average direct cost of production per BTC would have been reduced by $2,100 in Q1 2024.

Jeff Lucas, Bitfarms CFO, said, “This cash infusion further enhances our financial flexibility. Combined with our robust balance sheet and our capital efficient strategy, we are well positioned to fund our 2024 growth initiatives. Most notably, we have sufficient liquidity to pay for all of the miners needed to reach 21 EH/s.”

Q1 2024 & Recent Operating Highlights

●	Operations

●	Current hashrate of 7.0 EH/s, up from 6.5 EH/s in Q1 2024.

●	Averaged 10.4 BTC per day in daily production for Q1 2024.

●	Fleet Upgrade & Farm Expansions

●	Exercised purchase option for 28,000 Bitmain T21 miners and secured an additional 19,280 Bitmain T21 miners, 3,888 Bitmain S21 miners and 740 Bitmain S21 hydro miners in March, all of which are slated for delivery and deployment in H2 2024.
●	Energized the first tranche of Bitmain T21 miners at two farms in Québec and began installations at Paso Pe, Paraguay in April.
●	Upgraded Farnham and Garlock miners in April, resulting in a combined 51% improvement in energy efficiency at these locations and a 9% corporate efficiency improvement.
●	Purchased land in Yguazu in January and began construction on the 100MW facility site.

Q1 2024 Financial Highlights

●	Total revenue of $50 million, up 9% compared to $46 million in Q4 2023.
●	Gross mining profit* and gross mining margin* of $29 million and 59%, respectively, up from $23 million and 52% in Q4 2023, respectively.
●	General and administrative expenses of $13 million, down 2% from Q4 2023.
●	Operating loss of $24 million, which included a $19 million accelerated depreciation on older miners, compared to an operating loss of $13 million in Q4 2023, which included a $1 million non-cash reversal of revaluation loss on digital assets and $2 million in non-cash impairment charges.
●	Net loss of $6 million, or $(0.02) per basic and diluted share which included a $9 million non-cash gain for revaluation of warrant liability in connection with 2021 and 2023 financing activities. This compares to a net loss of $57 million, or $(0.19) per basic and diluted share in Q4 2023, which included a $38 million non-cash expense for revaluation of warrant liability.
●	Adjusted EBITDA* of $21 million, or 42% of revenue, up from $14 million, or 30% of revenue, in Q4 2023, with the increase driven largely by higher average BTC price.
●	The Company earned 943 BTC at an average direct cost of production per BTC* of $20,500, compared to $16,200 in Q4 2023.
●	Total cash cost of production per BTC* was $30,300 in Q1 2024, up from $25,200 in Q4 2023 due to less quantity of BTC earned.

Liquidity**

As of March 31, 2024, the Company had total liquidity** of $124 million, comprised of $66 million in cash and 806 BTC valued at $58 million based on a BTC price of $71,400 at March 31, 2024.

Q1 2024 and Recent Financing Activities

●	Sold 941 BTC at an average price of $52,700 for total proceeds of $50 million in Q1 2024 and sold 245 of the 269 BTC earned during April 2024, generating total proceeds of $16 million. A portion of the funds was used to fully repay equipment-related indebtedness and pay capital expenditures.

●	Added 24 BTC to treasury in April 2024 for a total of 830 BTC held in treasury, representing a total value of $51 million based on a $61,300 BTC price on April 30, 2024.
●	Commenced a new at-the-market (ATM) equity offering program on March 11, 2024, raising net proceeds of $38 million during Q1 2024 and $121 million through May 14, 2024.
●	Paid off remaining equipment-related indebtedness in February.
●	Entered into sale & leaseback agreement to monetize the value of the Garlock facility and received net proceeds of $2 million to be allocated towards expansion plans.
●	Received confirmation from the Canadian tax authorities, in April 2024, that $24 million in previously paid VAT will be refunded.

Quarterly Operating Performance

	Q1 2024	Q4 2023	Q1 2023
Total BTC earned	943	1,236	1,297
Average Watts/Average TH efficiency***	35	35	38
BTC sold	941	1,135	1,267

	As of March 31,	As of December 31,	As of March 31,
	2024	2023	2023
Operating EH/s	6.5	6.5	4.8
Operating capacity (MW)	240	240	188
Hydropower (MW)	186	186	178

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Avg. Rev****/BTC	$52,400	$36,400	$28,100	$28,000	$22,500
Direct Cost*/BTC	$20,500	$16,200	$16,900	$15,700	$12,500
Total Cash Cost*/BTC	$30,300	$25,200	$22,700	$21,800	$17,700

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.
**	Liquidity represents cash and balance of digital assets.
***	Average watts represents the energy consumption of miners.
****	Average revenue per BTC is for mining operations only and excludes Volta revenue.

Conference Call

Management will host a conference call today at 8:00 am EST. A presentation of the Q1 2024 results will be accessible before the call on the Investor website and can be accessed here.

Participants may join by calling: 1-877-545-0523 (domestic), or 1-973-528-0016 (international), and should do so 10 minutes prior to the start time. Participants will be greeted by an operator and asked for the access code, which is 878603. If you do not have the code, then you may reference the Bitfarms’ Q1 2024 results conference call.

The conference call will also be available through a live webcast found here.

A webcast replay will be available and can be accessed in the Events section of our Investor website. An audio replay will be available through June 3, 2024, and can be accessed at 1-877-481-4010 (domestic), or 1-919-882-2331 (international), using access code 50495.

Upcoming Conferences & Events

●	May 15: Digital Blockchain Summit, Washington DC
●	May 22-23: B Riley Securities 24th Annual Institutional Investor Conference, Beverly Hills, CA
●	June 25: Northland Capital Markets Growth Conference, Virtual

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities' financial performance and cash generating capability.

2023 Restatement

During the preparation of the Company's financial statements for the year ended December 31, 2023, the Company reassessed the application of IFRS Accounting Standards on the accounting for warrants issued in connection with private placement financings conducted in 2021 and, as such, restated (the “Restatement”) its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2022 and the three months ended March 31, 2023 and its consolidated statements of cash flows for the year ended December 31, 2022 and the three months ended March 31, 2023, which were previously filed on SEDAR+ and EDGAR. For further details, consult Note 3e of the audited consolidated financial statements for the year ended December 31, 2023, and Note 3d of the interim condensed consolidated financial statements for the three months ended March 31, 2024, available on SEDAR+ and EDGAR. As described in the interim MD&A for three months ended March 31, 2024, available on SEDAR+ and EDGAR, the Company is undertaking remediation efforts in light of the Restatement and in order to improve the overall effectiveness of its internal control over financial reporting for the accounting of complex financial instruments.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change
Revenues	50,317	30,050	20,267	67%
Cost of revenues	(60,999)	(38,403)	(22,596)	59%
Gross loss	(10,682)	(8,353)	(2,329)	28%
Gross margin (1)	(21)%	(28)%	—	—
Operating expenses
General and administrative expenses	(13,196)	(8,360)	(4,836)	58%
Realized gain on disposition of digital assets	—	587	(587)	(100)%
Reversal of revaluation loss on digital assets	—	2,695	(2,695)	(100)%
Gain (loss) on disposition of property, plant and equipment	170	(1,566)	1,736	111%
Operating loss	(23,708)	(14,997)	(8,711)	58%
Operating margin (1)	(47)%	(50)%	—	—
Net financial income	11,443	10,967	476	4%
Net loss before income taxes	(12,265)	(4,030)	(8,235)	204%
Income tax recovery	6,285	330	5,955	nm
Net loss	(5,980)	(3,700)	(2,280)	62%
Basic and diluted loss per share (in U.S. dollars)	(0.02)	(0.02)	—	—
Change in revaluation surplus - digital assets, net of tax	17,433	1,225	16,208	nm
Total comprehensive income (loss), net of tax	11,453	(2,475)	13,928	563%
Gross Mining profit (2)	29,312	12,026	17,286	144%
Gross Mining margin (2)	59%	41%	—	—
EBITDA (2)	26,410	18,024	8,386	47%
EBITDA margin (2)	52%	60%	—	—
Adjusted EBITDA (2)	21,007	6,364	14,643	230%
Adjusted EBITDA margin (2)	42%	21%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company's MD&A.
[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company's MD&A.
[3]	Prior year figures are derived from restated financial statements. Refer to the Q1 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change
Revenues	50,317	30,050	20,267	67%
Net loss before income taxes	(12,265)	(4,030)	(8,235)	204%
Interest expense and (income)	(302)	1,354	(1,656)	(122)%
Depreciation and amortization	38,977	20,700	18,277	88%
EBITDA	26,410	18,024	8,386	47%
EBITDA margin	52%	60%	—	—
Share-based payment	3,094	2,536	558	22%
Realized gain on disposition of digital assets	—	(587)	587	100%
Reversal of revaluation loss on digital assets	—	(2,695)	2,695	100%
Gain on extinguishment of long-term debt and lease liabilities	—	(12,835)	12,835	100%
(Gain) loss on revaluation of warrants	(9,040)	1,221	(10,261)	(840)%
Gain on disposition of marketable securities	(338)	(2,171)	1,833	(84)%
Net financial expenses and other	881	2,871	(1,990)	(69)%
Adjusted EBITDA	21,007	6,364	14,643	230%
Adjusted EBITDA margin	42%	21%	—	—

1	Prior year figures are derived from restated financial statements. Refer to the Q1 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Gross loss	(10,682)	(8,353)	(2,329)	28%
Non-Mining revenues (1)	(894)	(842)	(52)	6%
Depreciation and amortization	38,977	20,700	18,277	88%
Purchases of electrical components	387	320	67	21%
Electrician salaries and payroll taxes	321	356	(35)	(10)%
Other	1,203	(155)	1,358	876%
Gross Mining profit	29,312	12,026	17,286	144%
Gross Mining margin	59%	41%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Revenues	50,317	30,050	20,267	67%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(49,423)	(29,208)	(20,215)	69%
Non-Mining revenues	894	842	52	6%

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Cost of revenues	60,999	38,403	22,596	59%
Depreciation and amortization	(38,977)	(20,700)	(18,277)	88%
Purchases of electrical components	(387)	(320)	(67)	21%
Electrician salaries and payroll taxes	(321)	(356)	35	(10)%
Infrastructure	(1,974)	(942)	(1,032)	110%
Other	—	82	(82)	(100)%
Direct Cost	19,340	16,167	3,173	20%
Quantity of BTC earned	943	1,297	(354)	(27)%
Direct Cost per BTC (in U.S. dollars)	20,500	12,500	8,000	64%

Bitfarms Ltd. of Total Cash Cost and Total Cost per BTC

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
Cost of revenues	60,999	38,403	22,596	59%
General and administrative expenses	13,196	8,360	4,836	58%
	74,195	46,763	27,432	59%
Depreciation and amortization	(38,977)	(20,700)	(18,277)	88%
Purchases of electrical components	(387)	(320)	(67)	21%
Electrician salaries and payroll taxes	(321)	(356)	35	(10)%
Share-based payment	(3,094)	(2,536)	(558)	22%
Other	(2,814)	62	(2,876)	nm
Total Cash Cost	28,602	22,913	5,689	25%
Quantity of BTC earned	943	1,297	(354)	(27)%
Total Cash Cost per BTC (in U.S. dollars)	30,300	17,700	12,600	71%